    Mission NewEnergyLimited
One Mission : One Energy : NewEnergy

Interim Financial Report for the Half-year ended

31 December 2018

Table of Contents

Directors’ report 2

Review of operations 2

Lead Auditor’s Independence Declaration 1

Consolidated statement of profit or loss and other comprehensive income 2

Consolidated statement of financial position 4

Consolidated statement of changes in equity 1

Consolidated statement of cash flows 1

Notes to the consolidated interim financial statements 2

Directors’ declaration 2

Independent review report to the members of Mission NewEnergy Ltd 3

Directors’ report

The Director’s present their report together with the consolidated interim financial report for the six months ended 31 December 2018 and the review report thereon.

Directors

The Director’s of the Company at anytime during or since the end of the interim period are:

Name
Period of directorship
Executive
Dato’ Nathan Mahalingam (Group Chief Executive Officer)	Director since 17 November 2005
Mr Guy Burnett (Chief Financial Officer)	Director since 6 April 2009
Mr James Garton (Head of Corporate Finance)	Director since 1 July 2014

Review of operations

Summary of results

Revenue for the consolidated group amounted to $152 (2017: $1,003). Net loss of the consolidated group from continuing operations, after providing for interest, impairment, depreciation, amortisation and income tax amounted to $107,404 (2017: $137,943 loss).

Dividends Paid or Recommended

No dividends have been paid or declared for payment.

Review of Operations
Corporate
The Company believes that it is a good candidate to undertake an RTO with an entity that meets the ASX compliance rules and continues to look for RTO opportunities and re-assess options available. In the event that a transaction is concluded, Mission is likely to be required to re-comply with ASX listing rules, which includes shareholder approval for a significant change to the nature and scale of Missions activities as per ASX Chapter 11. The Company has been in trading suspension since 25 November 2016 and faces the risk of being removed from the official ASX list on 1 July 20191 if the Company is not in the final stages of implementing a RTO transaction.

Capital Markets and Funding
There have been no Capital Market matters undertaken during the current financial period.

1 Based on the ASX Guidance Note 33 currently proposed amendments.

Biodiesel feedstock Segment
The Group owns 100% of M2 Capital Sdn Bhd, a Malaysian subsidiary, which owns a 20% stake in FGV Green Energy Sdn Bhd (FGVGE), a refinery joint venture company. This asset is carried at a NIL value by the Group as the project has been mothballed. Management has looked to dispose this asset since November 2016, however has been unsuccessful to date.

Financial Position
The Group showed a loss for the six months ended 31 December 2018 of $107,404 (2017: $137,943 loss), a current assets less current liability deficit of $112,337 (deficit at 30 June 2018: $4,926) and net liabilities of $112,337 (30 June 2018: deficit $4,926) at balance date. The Group’s net cash used in operating activities for the six months ended 31 December 2018 was $96,588 (2017: used $111,632). Refer to the going concern note (note 2) for further discussion on the financial position of the Group.

Subsequent Events

There have been no significant subsequent events up until the date of signing this financial report.

Significant Changes in State of Affairs

There have been no significant changes to the state of affairs up to the date of signing this financial report.

Lead auditor’s independence declaration
The lead auditor’s independence declaration is set out on page 4 and forms part of the Directors’ Report for the six months ended 31 December 2018.

Dated at Perth this 28th day of February 2019.
Signed in accordance with a resolution of the Directors:

_______________________________
Dato’ Nathan Mahalingam
Managing Director

Mission NewEnergy Ltd

Tel: +61 8 6382 4600 Fax: +61 8 6382 4601 www.bdo.com.au	38 Station Street Subiaco, WA 6008 PO Box 700 West Perth WA 6872 Australia

DECLARATION OF INDEPENDENCE BY WAYNE BASFORD TO THE DIRECTORS OF MISSION NEWENERGY LIMITED

As lead auditor for the review of Mission NewEnergy Limited for the half-year ended 31 December 2018, I declare that, to the best of my knowledge and belief, there have been:

1. No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and
2. No contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Mission NewEnergy Limited and the entity it controlled during the period.

Wayne Basford
Director
BDO Audit (WA) Pty Ltd
Perth, 28 February 2019

Mission NewEnergy Ltd

Consolidated statement of profit or loss and other comprehensive income
For the six months ended on 31 December 2018

Note		31.12.2018	31.12.2017
Continuing operations
Other revenue	5	152	1,003
Total revenue		152	1,003
Employee benefits expense		-	-
Net foreign exchange (loss)		(7,278)	(6,890)
Travel expenses		-	(49)
Shareholder expenses		(42,524)	(54,194)
Other expenses from ordinary activities		(52,867)	(72,235)
Rental expenses		(4,887)	(4,113)
Depreciation and amortisation		-	(240)
Finance Cost		-	(1,225)
(Loss)/Profit from operations before income tax		(107,404)	(137,943)
Income tax (expense)/benefit		-	-
Net (Loss)/Profit for the period		(107,404)	(137,943)
Attributable to:
Members of the parent		(107,404)	(137,943)

Mission NewEnergy Ltd

Consolidated statement of profit or loss and other comprehensive income (contd.)
For the six months ended on 31 December 2018

	31.12.2018	31.12.2017

Profit / (Loss) for the period	(107,404)	(137,943)
Other comprehensive income Items that will be realised through profit or loss: Exchange differences on translating foreign operations	(7)	861
Other comprehensive (loss)/income for the period net of tax	(7)	861
Total comprehensive (loss)/income for the period	(107,411)	(138,082)
Attributable to owners of the parent	(107,411)	(138,082)

Earnings per share from continuing operations attributable to the ordinary equity holders of the parent:
Basic earnings/(loss) per share (dollars)6	(0.003)	(0.003)

The accompanying notes form part of this financial report

Mission NewEnergy Ltd

Consolidated statement of financial position
As at 31 December 2018
Note		31.12.2018	30.06.2018
CURRENT ASSETS
Cash and cash equivalents		91,702	195,601
Prepayment		22,074	4,078
Total current assets		113,776	199,679
TOTAL ASSETS		113,776	199,679
CURRENT LIABILITIES
Trade and other payables		42,228	20,720
Short-term provisions		183,885	183,885
Total current liabilities		226,113	204,605
TOTAL LIABILITIES		226,113	204,605
NET (LIABILITIES)		(112,337)	(4,926)
EQUITY
Issued capital	7	523,197	523,197
Reserves		1,187,318	1,187,325
Accumulated losses		(1,822,852)	(1,715,448)
TOTAL EQUITY DEFICIT		(112,337)	(4,926)

The accompanying notes form part of this financial report

Mission NewEnergy Ltd

Consolidated statement of changes in equity
For the six months ended 31 December 2018

Consolidated Group	Ordinary Share Capital	Accumulated Profit / (loss)	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total
1 July 2018	523,197	(1,715,448)	150,000	1,037,325	(4,926)
Profit (loss) attributable to members of the Group	-	(107,404)	-	-	(107,404)
Other comprehensive income/(loss) for the period	-	-	-	(7)	(7)
Total comprehensive income	-	(107,404)	-	(7)	(107,411)
31 December 2018	523,197	(1,822,852)	150,000	1,037,318	(112,337)

Consolidated statement of changes in equity
For the six months ended 31 December 2017

Consolidated Group	Ordinary Share Capital	Accumulated Profit / (loss)	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total
1 July 2017	523,197	(1,513,334)	150,000	1,034,653	194,516
Profit (loss) attributable to members of the Group	-	(137,943)	-	-	(137,943)
Other comprehensive income/(loss) for the period	-	-	-	861	861
Total comprehensive income	-	(137,943)	-	861	(137,082)
31 December 2017	523,197	(1,651,277)	150,000	1,035,514	57,434

The accompanying notes form part of this financial report

Mission NewEnergy Ltd

Mission NewEnergy Ltd
Consolidated statement of cash flows
For the six months ended 31 December 2018
Note	31.12.2018	31.12.2017
CASH FLOWS FROM OPERATING ACTIVITIES
Payments to suppliers and employees	(96,706)	(112,569)
Interest received	152	1,003
Finance costs	-	-
Income tax paid	(34)	(66)
Net cash used in operating activities	(96,588)	(111,632)

CASH FLOWS FROM INVESTING ACTIVITIES
Net cash generated from investing activities	-	-

CASH FLOWS FROM FINANCING ACTIVITIES
Net cash used in financing activities	-	-

NET INCREASE/(DECREASE) IN CASH HELD	(96,588)	(111,632)
Cash at beginning of the financial year	195,601	387,879
Effects of exchange rate fluctuations of cash held in foreign currencies	(7,311)	(5,977)
CASH AND CASH EQUIVALENTS AT END OF PERIOD	91,702	270,270

The accompanying notes form part of this financial report

Mission NewEnergy Ltd

Notes to the consolidated interim financial statements

For the six months ended 31 December 2018

1. Nature of operations and general information
Mission New Energy Limited is domiciled in Australia (ACN: 117 065 719) and:
●
listed on the ASX (MBT). Currently the shares on the ASX are in voluntary suspension;
●
that has a 20% interest in an Associate owning a 250,000 tpa (approx. 75 million gallon p.a.) biodiesel refinery, located in Malaysia. At 31 December 2018 the carrying value remains written down to NIL. The refinery has been mothballed and is awaiting a decision from its owners as to whether to progress the project. Management has looked to dispose this asset since November 2016, however has been unsuccessful to date.
●
Intention to undertake a Reverse Take Over (RTO) as the Company believes that it is a good candidate to undertake a RTO with an entity that meets the ASX compliance rules and continues to look for potential entities to complete a RTO;
●
There were no other significant changes in the nature of the principal activities during the financial year.

2. Basis of preparation

The interim consolidated financial report of the Company as at and for the six months ended 31 December 2018 comprises the Company and its subsidiaries (together referred to as the “Group”), and have been prepared in accordance with AASB 134 Interim Financial Reporting and the Corporations Act 2001.

The consolidated interim financial report does not include all of the information required for a full annual financial report, and should be read in conjunction with the consolidated annual financial report of the Group as at and for the year ended 30 June 2018. The consolidated annual financial report of the Group as at and for the year ended 30 June 2018 is available upon request from the Company’s registered office at Unit B9, 431 Roberts Road, Subiaco WA 6008 or at www.missionnewenergy.com.

This consolidated interim financial report was approved by the Board of Directors on the 28th February 2019.

Going concern

The Group realised a net operating loss for the period ended 31 December 2018 of $107,404 and incurred net cash outflows from operating activities of $96,588. At 31 December 2018 the Group had a current asset deficit of $112,337. The Groups only asset is a 20% investment in a joint venture company that owns a non-operational refinery requiring a retrofit which has been mothballed and is awaiting a positive decision from its owners as to whether to progress the project. Management has looked to dispose this asset since November 2016, however has been unsuccessful to date.

At 22nd February 2019 the Group had a cash balance of $130,104 and payable liabilities of around $32,000 (excluding leave liability of $183,885, which the employees have agreed not to pay down unless the Group has sufficient cash resources to pay). The Group currently has no source of income and the cash balance is expected to be exhausted within 11 months based on the 2019 forecast profile prepared by management, unless the Group is able to secure a further source of funding. The Company has been in trading suspension since 25 November 2016 and faces the risk of being removed from the official ASX list on 1 July 20192 if the Company is not in the final stages of implementing a RTO transaction.

The ability of the Group to continue as a going concern is dependent in the short term on completion of an RTO, securing an advance of funds from a potential RTO candidate or generation of cash from an equity placement.

These conditions indicate a material uncertainty that cast a significant doubt about the Group’s ability to continue as a going concern and, therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business.

Management believe there are sufficient funds to meet the Group’s working capital requirements as at the date of this report, and that there are reasonable grounds to believe that the Group will continue as a going concern as a result of a combination of the following reasons:

●
the Group has received confirmation from its employees and Directors that they have forgone all salary entitlements since 1 December 2016 and will not call on their annual leave entitlements until the Group has a clear ability to pay; and
●
management hopes that the Group will be able to secure funding from completion of a RTO or an alternative source.

Should the Group not be able to continue as a going concern, it may be required to realise its assets and discharge its liabilities other than in the ordinary course of business, and at amounts that differ from those stated in the financial statements. The financial report does not include any adjustment relating to the recoverability and classification of recorded assets or liabilities that might be necessary should the entity note continue as a going concern.

2 Based on the ASX Guidance Note 33 currently proposed amendments.

Mission NewEnergy Ltd

3. Significant accounting policies and change in accounting policies

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting.

Changes in Accounting policies and impact on the financial statements

●
AASB 9 was adopted without restating comparative.
●
AASB 15 had no impact because the Group had no revenue

4. Critical estimates and judgements
The preparation of interim financial reports requires the Board to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. The Board evaluates estimates and judgments incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the Group. Actual results may differ from these estimates.
In preparing this consolidated interim financial report, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that were applied to the consolidated financial report as at and for the year ended 30 June 2018. During the six months ended 31 December 2018 management reassessed its estimates in respect of:
a. Impairment of assets

The Group assesses impairment of assets at each reporting date by evaluating conditions specific to the Group that may lead to impairment. Where an impairment trigger exists, the recoverable amount of the asset is determined.
Investments in associates/Non-Current assets held for sale

In assessing the carrying value of the investment, the following factors were considered by the Directors:

o
Mission does not hold a refining asset, however it holds a 20% share in the refining JV,
o
This refining JV is not a listed publically traded entity with a readily determinable share price, nor is there a ready market to sell the 20% holding,
o
Mission does not have the voting or management rights to force any actions on the JV company, (be that to commence refurbishment, sell the asset as a going concern or for sell for scrap value),
o
Should the JV company require further equity funding to undertake the refurbishment the group has insufficient current cash proceeds to protect its equity position and hence our shareholding position would likely be diluted.

The full carrying value of the asset was written down in a prior reporting period. Management has looked to sell the 20% stake in the JV company since November 2016, however has been unsuccessful to date. Management has been unsuccessful to date in disposing of the investment. Should the Group sell the investment in the refinery an impairment reversal (to the value of the sale, less transaction costs) is expected to be recognised in the financial records of the Group. As the project remains mothballed at 31 December 2018, the carrying value is retained at NIL.

5. Other revenue
	31.12.2018	31.12.2017
Other revenue - interest	152	1,003

6. Earnings per share
The calculation of the basic earnings per share is based on profits/(losses) attributable to ordinary shareholders divided by the weighted average number of shares in issue during the period.
Reconciliations of the earnings and weighted average number of shares used in the calculations are set out below.
	31.12.2018	31.12.2017
Profit/(loss) after tax and earnings attributable to ordinary share holders	(107,404)	(137,943)
Weighted average number of shares (used for basic earnings per share)	40,870,275	40,870,275
Basic earnings per share – continuing operations - $	(0.003)	(0.003)
Basic earnings per share – attributable to ordinary equity holders - $	(0.003)	(0.003)

Mission NewEnergy Ltd

7.
Share issues

During the six months to 31 December 2018, there were no new issues of ordinary shares.

	Numbers	A$ (net of issue costs)
30 June 2017	40,870,275	523,197
Share issue	-	-
30 June 2018	40,870,275	523,197
Share issue	-	-
31 December 2018	40,870,275	523,197

Mission NewEnergy Ltd
Condensed notes to the consolidated interim financial statements (contd.)

8.
Segment report
For the six months ended 31 December 2018

	Corporate	Malaysia	Consolidated
External sales	-	-	-
Other revenue	152	-	152
Total segment revenue	152	-	152
Segment result	(96,899)	(10,505)	(107,404)

Profit / (Loss) from ordinary activities before income tax			(107,404)
Segment assets	106,987	6,789	113,776
Segment liabilities	(218,317)	(7,796)	(226,113)

For the six months ended 31 December 2017
	Corporate	Malaysia	Consolidated
External sales	-	-	-
Other revenue	1,003	-	1,003
Total segment revenue	1,003		1,003
Segment result	(127,478)	(10,465)	(137,943)

Profit / (Loss) from ordinary activities before income tax			(137,943)
Segment assets	272,001	26,964	298,965
Segment liabilities	(241,531)	-	(241,531)

Mission NewEnergy Ltd

The Managing Director/Group Chief Executive Officer is the Chief operating decision maker. The reportable segments presented are in line with the segmental information reported during the financial year to the Group Chief Executive Officer.

Segment revenues and expenses are those directly attributable to the segments and include any joint revenue and expenses where a reasonable basis of allocation exists. Segment assets include all assets used by a segment and consist principally of cash, receivables, and property, plant and equipment, net of allowances, provisions and accumulated depreciation and amortisation. Segment liabilities consist principally of payables, employee benefits, accrued expenses and borrowings. Segment assets and liabilities do not include deferred income taxes.

There were no intersegment transfers

Business and Geographical Segments
The Group has two key business segments. The Group’s business segments are located in Malaysia with the Group’s head office located in Australia. The Biodiesel Refinery segment is located in Malaysia and is now deemed to be a discontinued operation.

9. Capital commitments

Capital expenditure commitments
There are no capital commitments at 31 December 2018.

10. Contingent Assets and Liabilities

The Group is not aware of any contingent liabilities or contingent assets as at 31 December 2018.

11. Related parties

Transactions between related parties are on normal commercial terms and conditions are no more favourable than those available to others parties, unless otherwise stated. During the six months ended 31 December 2018, the Company paid $4,014 rent to an entity owned by the Group Managing Director.

12. Dividend
No dividends have been paid or declared for payment during the six months ended 31 December 2018.
13. Subsequent Events
There have been no significant subsequent events up until the date of signing this financial report.

Mission NewEnergy Ltd

Directors’ declaration
In the opinion of the directors of Mission New Energy Limited:

1. The financial statements and notes set out on pages 5 to 17 are in accordance with the Corporations Act 2001 including:

(a) giving a true and fair view of the Group’s financial position as at 31 December 2018 and of its performance for the six month period ended on that date; and

(b) complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001; and

2. There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Dated at Perth this 28th day of February 2019.
Signed in accordance with a resolution of the directors:

_________________________
Dato’ Nathan Mahalingam
Group Chief Executive Officer

Mission NewEnergy Ltd

Tel: +61 8 6382 4600 Fax: +61 8 6382 4601 www.bdo.com.au	38 Station Street Subiaco, WA 6008 PO Box 700 West Perth WA 6872 Australia

INDEPENDENT AUDITOR'S REVIEW REPORT

To the members of Mission NewEnergy Limited

Report on the Half-Year Financial Report
Conclusion
We have reviewed the half-year financial report of Mission NewEnergy Limited (the Company) and its subsidiaries (the Group), which comprises the consolidated statement of financial position as at 31 December 2018, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the half-year then ended, and notes comprising a statement of accounting policies and other explanatory information, and the directors' declaration.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of the Group is not in accordance with the Corporations Act 2001 including:

(i) Giving a true and fair view of the Group's financial position as at 31 December 2018 and of its financial performance for the half-year ended on that date; and

(ii) Complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Emphasis of matter - Material uncertainty relating to going concern
We draw attention to Note 2 in the financial report which describes the events and/or conditions which give rise to the existence of a material uncertainty that may cast significant doubt about the Group's ability to continue as a going concern and therefore the Group may be unable to realise its assets and discharge its liabilities in the normal course of business. Our conclusion is not modified in respect of this matter.

Directors responsibility for the Half-Year Financial Report
The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group's financial position as at 31 December 2018 and its financial performance for the half-year ended on that date and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of the Group, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

BDO Audit (WA) Pty Ltd ABN 79 112 284 787 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit (WA) Pty Ltd and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation other than for the acts or omissions of financial services licensees

Mission NewEnergy Ltd

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence
In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001, which has been given to the directors of the Group, would be in the same terms if given to the directors as at the time of this auditor's review report.

BDO Audit (WA) Pty Ltd

Wayne Basford
Director
Perth, 28 February 2019